United States securities and exchange commission logo





                              July 25, 2022

       Karl Brenza
       Chief Executive Officer
       Mars Acquisition Corp.
       Americas Tower
       1177 Avenue of The Americas
       Suite 5100
       New York, NY 10036

                                                        Re: Mars Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 26, 2022
                                                            File No. 333-265240

       Dear Mr. Brenza:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business
 Karl Brenza
FirstName  LastNameKarl
Mars Acquisition Corp. Brenza
Comapany
July       NameMars Acquisition Corp.
     25, 2022
July 25,
Page  2 2022 Page 2
FirstName LastName
         combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Cover Page

2. We note that a majority of your executive officers and/or directors have significant ties to
         China and Hong Kong. We also note your statement that you    will not
effectuate an
         initial Business Combination with a company that is headquartered in
the People   s
         Republic of China (   China   ), the Hong Kong Special Administrative
Region of China
         (   Hong Kong   ) or the Macau Special Administrative Region of China
(   Macau   ) or
         conducts a majority of its operations in China, Hong Kong or Macau. Please revise the cover page to disclose that your executive officers' and directors' ties to China and Hong
         Kong may make you a less attractive partner to a non-China or non-Hong Kong-based target company, and discuss the impact this could have upon your search for an initial business combination.
3. Provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers being based in or having significant ties to China.
         Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 2

4. In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
5. Disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency and state affirmatively whether you have received all requisite
 Karl Brenza
FirstName  LastNameKarl
Mars Acquisition Corp. Brenza
Comapany
July       NameMars Acquisition Corp.
     25, 2022
July 25,
Page  3 2022 Page 3
FirstName LastName
         permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and your directors and officers are required to obtain such permissions or approvals in the future.
Our Board of Directors and Management, page 3

6. Here and throughout your document where you mention that Future Fintech is a Nasdaq-
         listed company, please also state that it has received a notice of delisting from Nasdaq, that it has until August 29, 2022 to regain compliance with the minimum bid price requirement, and provide, as of the most recent date, the closing bid price of Future
         Fintech Group stock.
7. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.
Risk Factors, page 33

8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your directors    and officers    search for a target company, please
revise to highlight
         separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors or their search for a target company, and to what extent you believe that your officers and directors are compliant with the regulations or policies that have been issued by the CAC to date.
Facilities, page 111

10. Revise to state, if true, that you share office space with Future Fintech Group Inc., whose address in its EDGAR filings matches the one you provide on the cover page.
 Karl Brenza
Mars Acquisition Corp.
July 25, 2022
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Stacie Gorman at 202-551-3585 or Mary Beth Breslin at 202-551-
3625 with any other questions.



                                                           Sincerely,
FirstName LastNameKarl Brenza
                                                           Division of
Corporation Finance
Comapany NameMars Acquisition Corp.
                                                           Office of Real
Estate & Construction
July 25, 2022 Page 4
cc:       Fang Liu, Esq.
FirstName LastName